Media Release

EXTRAORDINARY GENERAL MEETING

SINGAPORE, October 12, 2006 - The Board of Directors (“Board”) of Pacific Internet Limited (“PacNet”) refers to the shareholders’ requisition notices received by PacNet from Vantage Corporation Limited and MediaRing Ltd as set out in the announcements made by PacNet, on September 8, 2006 and September 15, 2006, respectively. The Board wishes to announce that it is convening, pursuant to these requisition notices, an Extraordinary General Meeting (“EGM”) to be held on November 7, 2006 at 3 p.m. (Singapore time).

The resolutions to be voted on at the EGM are set out in the Notice of EGM, a copy of which is attached to this Board announcement. A proxy statement setting out the Board’s recommendations on the resolutions to be placed before the shareholders at the EGM will be dispatched to shareholders shortly.

By order of the Board
Claude Roger Charles

Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media
Bernard Ho
Pacific Internet Limited
Direct: +65-6771 0433
Mobile: +65-9782-3393
Email: bernard.ho@pacific.net.sg

Investor & Analyst

Alan Katz Cubitt Jacobs & Prosek Direct: +1-212-279-3115 ext 211 Email: alan@cjpcom.com	Mervin Wang Pacific Internet Limited Direct: +65-6771-0780 Mobile: +65-9798-6077 Email: investor@pacific.net.sg